UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 23, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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Published: 08:00 22.03.2007 GMT+1 /HUGIN /Source:
Crucell N.V. /AEX: CRXL /ISIN: NL0000358562


CRUCELL ANNOUNCES INFLUENZA ALLIANCE WITH ADIMMUNE CORPORATION

LEIDEN, THE NETHERLANDS, MARCH 22, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced it has completed an influenza alliance with Taiwanese-based ADImmune Corporation. Under the terms of the deal, ADImmune will use Crucell's virosome technology to produce a virosomal adjuvanted influenza vaccine for specified markets: Taiwan, Japan and Macau. Additionally, ADImmune will produce influenza antigen, which Crucell may purchase for the production of its vaccine product, Inflexal(R) V. Crucell will obtain a 20% equity stake in ADImmune. Financial details were not disclosed.

"With the demand for Inflexal(R) V presently beating current market supply, Crucell is convinced of an excellent growth potential for its influenza vaccine," said Dr. Ronald H.P. Brus, Crucell's President and Chief Executive Officer. "Inflexal(R) V is a distinguishable product that we intend to expand further into existing and new markets. The future additional supply of antigen from ADImmune will increase our possibilities to do this." ADImmune is already employing Crucell's PER.C6(R) technology to develop and commercialize a vaccine against Japanese encephalitis virus in Taiwan and China.


ABOUT VIROSOME TECHNOLOGY

Virosomal technology is a broadly applicable delivery system for antigens, DNA/RNA or therapeutic drugs. Virosomal based vaccines do not require additional adjuvants, which are known to cause adverse reactions such as irritation and inflammation at the injections site, to enhance the immune response. As a result, virosomal based vaccines have superior immunogenicity and tolerability. Inflexal(R) V is a virosomal adjuvanted influenza vaccine that has excellent safety and tolerability. Epaxal(R) is the first virosomal adjuvanted vaccine for Hepatitis A, with excellent efficacy, providing immunity for up to 20 years.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                         FOR CRUCELL IN THE US:
Leonard Kruimer                      REDINGTON, INC.
Chief Financial Officer              Thomas Redington
Tel. +31-(0)71-524 8722              Tel. +1212-926-1733
Leonard.Kruimer@crucell.com          tredington@redingtoninc.com

Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     March 23, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer